UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Gulfport Energy Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

402635502

(CUSIP Number)
Steven Weiser
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2021

(Date of Event Which Requires Filing of this Statement)
 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Silver Point Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 9,706,679
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 9,706,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 9,706,679
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 45.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

*	See Item 5.
1
As reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2021, as of May 17, 2021, there were 19,845,780 shares of Common Stock and 55,000 shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”) issued and outstanding. Percent ownership calculations in this Schedule 13D are calculated by using a denominator of (a) 19,845,780 shares of the Issuer's common stock outstanding plus (b) 1,601,929 shares of common stock issuable upon the conversion of the 22,427 shares of Preferred Stock outstanding beneficially owned by the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Edward A. Mulé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 9,706,679
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 9,706,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 9,706,679
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 45.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Robert O’Shea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 9,706,679
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 9,706,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 9,706,679
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 45.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5

Explanatory Note
This Amendment No. 2 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on May 27, 2021, as amended by Amendment No. 1 filed by the Reporting Persons on June 10, 2021 (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	PURPOSE OF TRANSACTION
Item 4 is hereby supplemented as follows:
The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Although the Reporting Persons have no specific plans or proposals, the Reporting Persons currently intend to seek to acquire additional Shares from time to time subject to a variety of factors, including, without limitation, the price of the Issuer’s securities, availability of the Issuer’s securities for purchase, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than as described above, the Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended as follows:
(a)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons currently beneficially own 9,706,679 Shares, consisting of (a) 8,104,750 Shares plus (b) 1,601,929 Shares issuable upon the exercise of 22,427 shares of Preferred Stock. These amounts do not include up to 536,203 Trade Claims Shares and up to 368,714 Reserved Shares, which amounts may be received at a later date as a distribution in connection with the Plan.

As reported in the Company’s Current Report on Form 8-K filed with the SEC on May 17, 2021, as of the Effective Date, there were 19,845,780 shares of Common Stock and 55,000 shares of Preferred Stock issued and outstanding (which shares of Preferred Stock vote together on an as-converted basis with the Common Stock as a single class). Percent ownership calculations in this Schedule 13D are calculated by using a denominator of (a) 19,845,780 shares of the Issuer's common stock outstanding plus (b) 1,601,929 shares of common stock issuable upon the conversion of the 22,427 shares of Preferred Stock beneficially owned by the Reporting Persons. Assuming conversion of all outstanding shares of the Issuer’s Preferred Stock, the Reporting Persons beneficially own approximately 40.8% of the outstanding voting securities of the Issuer (including in the denominator all 3,928,572 shares of common stock issuable upon the conversion of the Preferred Stock outstanding).

(b)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Since the filing of the original Schedule 13D, the Reporting Persons have engaged in the following transactions in the Common Stock: on June 17, 2021, the Reporting Persons purchased 50,000 shares of Common Stock at a price of $65.125.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of June 21, 2021, by and among the Reporting Persons.

Exhibit 2	Registration Rights Agreement dated as of May 17, 2021, by and among the Issuer and the other parties signatory hereto (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the SEC on May 17, 2021).

Exhibit 3	Cooperation Agreement, dated as of May 17, 2021, by and among Gulfport Energy Corporation and Silver Point Capital, L.P. (incorporated herein by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the SEC on May 17, 2021).

Exhibit 4	Power of Attorney of Edward A. Mulé (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

Exhibit 5	Power of Attorney of Robert O'Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

SIGNATURES

    After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 21, 2021

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Exhibit 1

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 21, 2021

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact